As filed with the Securities and Exchange Commission on October 18, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

TURBOCHEF TECHNOLOGIES INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

900006 20 6

(CUSIP Number)

Reinaldo Pascual
Paul, Hastings, Janofsky & Walker LLP
600 Peachtree Street
Suite 2400
Atlanta, Georgia 30308
(404) 815-2400

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

                                      October 15, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900006 20 6	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OVENWORKS, LLLP 16-1686546
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF GEORGIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 432,185
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 432,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%(1)
14	TYPE OF REPORTING PERSON PN

(1) Based on 29,240,175 shares of common stock outstanding at September 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

CUSIP No. 900006 20 6	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OVEN MANAGEMENT, INC. 20-0304616
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUND NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATIONSTATE OF GEORGIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWE 464,878(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 464,878(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,878(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%(2)
14	TYPE OF REPORTING PERSON CO

(1) Includes a total of 32,693 shares received in pro rata distributions of shares of the Issuer’s common stock by OvenWorks, LLLP to its limited partners.

(2) Based on 29,240,175 shares of common stock outstanding at September 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

CUSIP No. 900006 20 6	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD E. PERLMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATIONUNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,093,220(1)
	8	SHARED VOTING POWER 464,878
	9	SOLE DISPOSITIVE POWER 2,093,220(1)
	10	SHARED DISPOSITIVE POWER 464,878
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,558,098(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%(2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 416,633 shares subject to currently exercisable options and a total of 1,676,587 shares received in pro rata distributions of shares of the Issuer’s common stock by OvenWorks, LLLP to its limited partners.

(2) Based on 29,240,175 shares of common stock outstanding at September 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and giving effect to the exercise of currently-exercisable options.

CUSIP No. 900006 20 6	Page 5 of 7 Pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 4”) amends the statement on Schedule 13D which was originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on November 7, 2003, and amended by those statement on Schedule 13D/A filed by the Reporting Persons with the Commission on November 1, 2004, February 9, 2005, August 10, 2005 and January 25, 2007 (collectively, the “Statement”), with respect to the common stock, par value $0.01 per share, of TurboChef Technologies, Inc. This Amendment No. 4 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) Please see Items 7 through 11 and 13 of the cover sheet for each Reporting Person.

OvenWorks beneficially owns 432,185 shares of Common Stock, which represent approximately 1.5% of the outstanding shares of Common Stock (based on 29,240,175 shares outstanding as of September 1, 2007).

Oven Management beneficially owns 464,878 shares of Common Stock, which number includes: (a) 432,185 shares of Common Stock held by OvenWorks; (b) 11,340 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on August 9, 2005; (c) 11,358 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on January 23, 2007 and (d) 9,995 shares of Common Stock received in a distribution by OvenWorks of shares fo Common Stock to its limited partners on October 15, 2007. Such number of shares of Common Stock represents approximately 1.6% of the outstanding shares of Common Stock (based on 29,240,175 shares outstanding as of September 1, 2007).

Perlman beneficially owns 2,558,098 shares of Common Stock, which number includes: (a) 432,185 shares of Common Stock held by OvenWorks; (b) 32,693 shares of Common Stock held by Oven Management; (c) 416,633 shares of Common Stock subject to currently exercisable options; (d) 581,577 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on August 9, 2005; (e) 582,452 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on January 23, 2007; and (f) 512,558 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on October 15, 2007. Such number of shares of Common Stock represents approximately 8.7% of the outstanding shares of Common Stock (based on 29,240,175 shares outstanding as of September 1, 2007 and giving effect to the exercise of currently-exercisable options held by Perlman).

Each of the Reporting Persons shares the power to vote and dispose of the 432,185 shares of Common Stock that are beneficially owned by OvenWorks.

CUSIP No. 900006 20 6	Page 6 of 7 Pages

Oven Management and Perlman share the power to vote and dispose of the 464,878 shares of Common Stock that are beneficially owned by Oven Management.

Perlman has the sole power to vote and dispose of 1,676,587 shares of Common Stock, and upon exercise, Perlman will have the sole power to vote and dispose of an additional 416,633 shares of Common Stock which are subject to currently exercisable options.

The Reporting Persons declare that the filing of the Statement and this Amendment No. 5 shall not be construed as an admission that the Reporting Persons are or were at any time, for the purposes of Section13(d) of the Act, the beneficial owner of any Common Stock held by the Stockholders, or that such persons comprise a “group” for purposes of Section 13(d) of the Act, and such beneficial ownership and the existence of a “group” are hereby disclaimed.

(c) On October 15, 2007, OvenWorks effected a distribution of 3,169,390 shares of Common Stock to its limited partners, including Oven Management and Perlman. The distribution was made pro rata to OvenWorks’ limited partners, and was made for no consideration.

(d) Not applicable.

(e) As of October 15, 2007, OvenWorks and Oven Management ceased to beneficially own more than five percent of the outstanding shares of Common Stock.

CUSIP No. 900006 20 6	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 2007

OVENWORKS, LLLP

By:	Oven Management, Inc.

By: /s/ Richard E. Perlman
Name: Richard E. Perlman
Title: President

OVEN MANAGEMENT, INC.

By: /s/ Richard E. Perlman
Name: Richard E. Perlman
Title: President

/s/ Richard E. Perlman
Richard E. Perlman